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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                                   CPAC, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    126145101
                                  ------------
                                 (CUSIP Number)

                                 H. Lee Turner
                                Elizabeth Turner
                      Flora L. Mitchell Testamentary Trust
                         Turnco Family Partnership, LLLP
                                c/o Turner Farms
                               551 A SW 30th Road
                          Great Bend Kansas 67530-9730
                                 (620) 792-6144
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 24, 1997
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g), check following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           H. Lee Turner, an individual
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States of America
.................................................................................
  Number of     7.    Sole Voting Power: -0-
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  -0-
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            -0-
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           0%
.................................................................................

     14.  Type of Reporting Person*
           IN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

2 of 7

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Elizabeth Turner, an individual
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States of America
.................................................................................
  Number of     7.    Sole Voting Power: -0-
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  -0-
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            -0-
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           0%
.................................................................................

     14.  Type of Reporting Person*
           IN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

3 of 7

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Flora L. Mitchell Testamentary Trust
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Texas Trust
.................................................................................
  Number of     7.    Sole Voting Power: 16,628
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  16,628
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            16,628
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           0.2%
.................................................................................

     14.  Type of Reporting Person*
           00
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

4 of 7

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Turnco Family Partnership LLLP
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Kansas
.................................................................................
  Number of     7.    Sole Voting Power: 433,854
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  433,854
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            433,854
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           6.2%
.................................................................................

     14.  Type of Reporting Person*
           PN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

5 of 7

CUSIP No. 126145101

Item 2.         Identity and Background.

On December 24, 1997 H. Lee Turner transferred 287,467 shares of common stock of CPAC, Inc., and Elizabeth Turner transferred 146,387 shares of common stock of CPAC, Inc. to Turnco Family Partnership, LLLP, a family-owned entity formed for estate planning purposes and which they control.

The address for Turnco Family Partnership, LLLP is: Turner Farms, 551 A SW 30th Road, Great Bend Kansas 67530-9730.

Turnco Family Partnership, LLLP has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

No funds or other consideration was exchanged between the parties in connection with the transfer to Turnco Family Partnership, LLLP.

Item 4.         Purpose of Transaction.

H. Lee Turner and Elizabeth Turner transferred CPAC, Inc. common stock identified above to Turnco Family Partnership, LLLP in connection with personal estate planning.

Item 5.         Interest in the Securities of the Issuer.

As of December 24, 1997, the Reporting Parties owned the following shares in CPAC, Inc.:

H. Lee Turner and Elizabeth Turner owned no shares directly. Each may be deemed to be a beneficial owner of all shares.

Flora L. Mitchell Testamentary Trust owned 16,628 shares, with sole power to vote, and sole power to dispose. Such shares constituted 0.2% of the outstanding shares of CPAC, Inc.

Turnco Family Partnership, LLLP owned 433,854 shares, with sole power to vote, and sole power to dispose. Such shares constituted 6.1% of the outstanding shares of CPAC, Inc.

Together, Turnco Family Partnership, LLLP and Flora L. Mitchell Testamentary Trust owned a total of 450,482 shares of CPAC, Inc. common stock, totaling approximately 6.4% of the outstanding shares.

6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

  March __, 2003, effective as of December 24, 1997
(Date)

H. LEE TURNER

By
Elizabeth Turner,
Personal Representative of the Estate of H. Lee Turner

 /s/
Elizabeth Turner

TURNCO FAMILY PARTNERSHIP, LLLP

By  /s/
Authorized Representative

FLORA L. MITCHELL TESTAMENTARY TRUST

By  /s/
Authorized Representative

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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